Exhibit 1

The Deal – Activist Investing Today: Banking Insurgent on M&A, Majority Votes

https://podcasts.apple.com/us/podcast/activist-investing-today-banking-insurgent-on-m-majority/id1463403514?i=1000465211197

Ron Orol:
You’re listening to the Activist Investing Today podcast and I’m super excited today to be speaking to an Abbott Cooper founder of Driver Management Company, a activist investment firm specializing in the banking sector. Before launching Driver, Abbott founded and was the senior portfolio manager of the financial opportunity strategy fund at Hilton Capital Management. And before that, he was a senior investment banker at Jefferies and Bank of America Merrill Lynch as well. And there, at both banks, he focused on of course the banking sector. Before that he was a corporate attorney focused on M&A, governance, and contests for corporate control, all the favorite things of the Activist Investing Today podcast. Thank you, Abbott, so much for agreeing to speak with us.

Abbott Cooper:
Great, Ron. Thanks for having me on. Really excited.

Ron Orol:
Okay, so most of the activists I’ve interviewed on the podcast have had two or three, maybe four different sectors they specialize in and they typically avoid the banking sector completely. But over the years I’ve noticed that there is a specialized group of activist investors that only focus on banks, particularly community banks, thrifts, things like that. For example, I’ve known that Richard Lashley at PL Capital for about 15, 20 years and we’ve often talked about his expectations for consolidation in the banking sector. He’s launched many campaigns over the years at Community Bank. So I’m just wondering maybe based on that, if you could just tell us a little about Driver Management, when it was formed. Does it really focus only on the banking sector? Is there a particular size bank that you invest in? Just a little bit of information about the fund itself.

Abbott Cooper:
Sure. Yeah. So Driver Management was formed, the management company was formed last year, 2019 or so. We launched our fund in July. Currently, it’s me and my partner, Jason Blumberg, who I worked with in investment banking. And yeah, we only focus on banks and we only focus on activism in banks. And in terms of the size bank that we look at, we’re really trying to be kind of the hand of the market here to help be a catalyst for the consolidation that needs to happen within the banking sector. Which it sounds like you’re very familiar with based on your experience with other people who have done activism in the bank space.

Abbott Cooper:
We look at banks where they’re big enough so that they make a difference to the acquirers. But it’s something that a target or an asset that another bank would really want to buy. But they’re not so big that you kind of limit the pool buyer. So what that means in terms of numbers is asset size, it’s anywhere from sort 900 million in assets up to five or six billion in assets. And market cap wise it’s probably anywhere from 80-ish million to 500 to 600 million in market cap.

Ron Orol:
Interesting. So one of the things I often look at at all companies that I wonder whether they could be targeted by an activist is whether a succession plan. If I see a bank where there’s a person that’s the founder or CEO has been there for very long time, is getting up there in age, if that’s kind of situation that ... Is that something that you look for? Just kind of curious if [crosstalk 00:03:40]-

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Abbott Cooper:
We certainly analyze the management teams and the boards very carefully. Just touching on a couple of things that you said and how we think about it. So the banks that we targeted [crosstalk 00:03:56] for our strategy under one were the management, they think like employees, they don’t think like owners. So that’s usually not an instance where you would have kind of the founder still be the CEO. I usually find that the guys who have founded the banks, they’re looking to make money off their stock. They’re not necessarily looking to make money off of simply a salary and things like that. So it’s guys who are more just the caretaker type CEOs who are just sort of running it to perpetuate the business. They don’t have a lot of skin in the game.

Abbott Cooper:
It kind of works out well because they don’t tend to take a lot of risks because they don’t want to work too hard and there’s not a lot of pressure for them to increase earnings currently either from the board or from other shareholders. So they tended to be kind of right in the middle of the road. They have average to below average to, in some cases, significantly below average performance. But they’re just kind of managing an annuity stream for themselves rather than I think of some of the really good community small and mid cap banks out that are a service first. And Birmingham where it was started by a guy who he’s made a ton of money off of it and he runs it like it and he’s got tremendous ownerships, so he really cares or like a Bank First and- [crosstalk 00:05:35]

Ron Orol:
When you say tremendous ownership, you mean they have a large stake in [crosstalk 00:00:05:40]-

Abbott Cooper:
Yeah, yeah. They own a lot of the bank. They’re looking to make money off of their equity, not off of a salary. The other thing on the age is I think that if somebody ... There are many instances or there certainly used to be where you’d have these sort of serial bank entrepreneurs and that guy at Service First I mentioned is a perfect example, a guy named Tom Broughton, where they’d start a bank. They were hustlers. They’d attract a lot of business both on the deposit and on the loan side. They’d build the bank up to a certain size and they’d sell it. They’d have a noncompete for like some certain period of time. And then the noncompete would expire, they’d go do it again. Rinse and repeat as many times as they can. I think that’s not really the case anymore.

Abbott Cooper:
But in terms of the age of the CEOs, I think that as CEOs get older, it’s almost a question of they’re not going to find another job. Most cases, the ones we’re targeting, they’re not working that hard. So to go from working at 67 if they’re working nine to three, four days a week, how taxing is that really? And they’re still getting paid pretty well. So the age thing, I think that if the people who are going to sell kind of on their own volition tends to happen a little younger, because they might want to go do something else. And when they’re at 65 and they’re still the CEO, and this is a generalization obviously, I tend to think in most cases there, they’re hanging on for dear life. And you’re really going to have to just pry them out of there.

Abbott Cooper:
There’s not, for a lot of the smaller community banks, it’s not a career path that I think it was pretty popular. They don’t really train their own replacements. Most of these places do not have particularly deep benches. Most often the CEO is like, I’m going to sell it, but not yet. I’m 63 and I’m going to sell it when I’m 65. He gets to be 65 and he’s like, I could do this for a couple more years. So 67’s my new target. He gets to that and kind of continues to kick the can down the road.

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Ron Orol:
Interesting. So some stuff to look for. Well, we have a watch list of companies that we look at as potential activist targets. So we don’t really have a lot of community banks. I may have to a pick your brain for potential candidates there. So let me ask you this. At the beginning of our conversation, you had suggested that, it sounded like you were suggesting that there should be consolidation in the community banking sector. I used to go cover the FDIC, the federal deposit insurance corporation’s quarterly banking profile under embargo where they would always have number of banks and all this very interesting information about the banking sector. So tell us a little about ... So you believe that the ... How many banks are there roughly in the United States and how much consolidation do you need there to be to get the synergies you think are required for the banking sector to thrive?

Abbott Cooper:
Yeah. So yeah, I think there’s a couple of ways to look at it. There’s a lot of banks in the US. I can never remember the exact number, but it’s like 4,000 or 5,000 banks in the US. That’s unlike any place in the world and it really stems from kind of two things. One is Americans has always had the huge distrust historically of large financial institutions. And you certainly see that played out today in politics all the time. The other thing is small bankers have always had a really, really good lobby, which they continue to have. And the image of small bankers is we are the ones banking the small businesses on Main Street and we’re the cornerstone and the lifeblood of a vibrant business community, which sometimes it’s true, but a lot of times it’s not. But they have a very, very good and efficient lobby.

Abbott Cooper:
There’s always going to be a lot of banks in the US just because you’re not going to erase all these banks. I think that the bigger issue is in terms of the publicly traded exchange listed banks of which there are 400, 450 or so, I think those are the ones where you’re going to really see a lot of the consolidation.

Abbott Cooper:
On the private banking side, the banks that are privately held, if you don’t have to worry about public market investors and you can just run a bank for profitability, it’s a great business. And there are lots of wealthy individuals who like to invest in privately held banks. They don’t have public investors and research analysts and stuff like that who are always just quarter to quarter looking, all right, are you growing earnings, et cetera, et cetera. They can have a bank in some market that might not grow that fast, but it’s a profitable business and it throws off a good return. And a lot of times these banks are structured as subchapter S corporation. So it’s a pre tax return.

Abbott Cooper:
The companies that went public, and obviously there are a lot of investment banking firms that specialize in taking small banks public over the years, they did a great job getting a lot of these guys public, some of them really shouldn’t be public. Just their ability to continue to offer good returns for shareholders is pretty limited. I think there’s a big group of people who follow this space and the consolidation is a big part of the investment thesis and investing in small and mid cap, publicly traded banks. A lot of people have basket where they’ll buy like 20 banks and they kind of assume four will sell each year and the premium’s spread across the group, produce good return.

Abbott Cooper:
That’s a group that I think is going to come increasingly under pressure. And the ability for those banks, like I said, to continue to generate returns for shareholders is tough. It’s a tough earnings environment out there right now for banks. The change in fed monetary policy is having a huge impact right now. And it’s kind of more the whipsawing of it after it was expansionary, now it’s contracting again or the rates were going up and now they’re coming back down. It just, it plays havoc with banks’ NEMs, or net earned margins. That’ll work itself out over time. But in the near term, it makes it tough. There’s an endless amount of spending that has to take place or will take place for technology and for compliance, particularly-

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Ron Orol:
Regulatory compliance after Dodd-Frank, even with the [crosstalk 00:00:13:01]-

Abbott Cooper:
Yeah, there’s that, but it’s also just for cybersecurity. It’s not even something that’s mandated, although the regulators want you to be up to date on cybersecurity. But it’s just there’s just a lot of costs. And if you look at one of the motivating factors for BB&T and SunTrust together was they admitted there’s no way we can keep up independently, and it’s still an open question if they can on a combined basis, with the technology spending the likes of JP Morgan, VMA, and things like that. So if they can’t do it, what’s a small community bank going to be able to do? They don’t have to hit the same bar, but it’s an expensive thing.

Abbott Cooper:
So I think we’re going to see lots of that. And you’ve already seen, just in the last six months, with kind of more midcap banks, there’s this wave of mergers of equals that are kind of reflecting this consolidation pressure. I think that’s going to continue. For the banks that we target, they can still be bought at a premium by other banks. And certainly there’s just kind of the general industry dynamics. But shareholders are also frustrated, very frustrated in a lot of these instances and they want to see change. So when we put something out saying we think you should sell, we get a lot of calls from shareholders, inbound calls saying yeah, we agree with what you’re saying. We’ve been shareholders at this bank for a long period of time. Stock’s gone sideways for years. We definitely, we’d love to see some action here.

Ron Orol:
Okay. So I want to just get to a couple examples. The first one involves kind of a wonky governance question. So dying to hear your answer on this. So recently sent a letter to the Board Of Community Bankers Trust Corporate, 206 million market cap holding company for Essex Bank in Richmond, Virginia. And one of the things you wanted them to do is to vote a majority vote standard. I’ve written maybe two or three features on this kind of battle for our shifting from plurality votes to majority votes. And I did a piece, noticed that a number of companies where there was a majority vote standard, where there was an uncontested election and the director did not win a majority of votes. With that standard in place, the majority vote standard, I thought, oh, this guy will submit his resignation and he’ll leave and the company will find a new person.

Ron Orol:
But what I found is in many cases they submit their resignation and the rest of the board or the nomination committee or whoever rejects the rejection, rejects the resignation and they remain on the board. And some academics I’ve talked to actually call these zombie directors. They’re on there in perpetuity. So I’m wondering what do you really feel can be accomplished if they do a majority vote center? Or do you expect it to be such a standard that if they do lose in an uncontested election, that they really have to step down? I don’t know how you achieve that.

Abbott Cooper:
Yeah. So there’s a couple things at play here. First in terms of wonky governance questions, I’m your man.

Ron Orol:
Okay.

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Abbott Cooper:
I’ve listen to some of your other podcasts and I appreciate kind of the the inside baseball aspect of some of the conversations, which is interesting for those of us like me who just kind of interested in the subject and how it gets played out by various funds and companies and whatnot. So we didn’t get into in our press release whether we want consequential majority voting standard or not, just because it felt like the kind of thing that is just a little bit of a distraction. A normal thing to do once a company gets a, or when I would think a company gets a letter like that, they might say, hey, we got your letter. This is something that maybe we should talk to you about, in which case I’d say, well, yeah. And by the way, I said majority, but obviously I meant consequential majority because otherwise what difference does it make?

Ron Orol:
Let’s break it down. What is a consequential majority? Is that one where they actually have to resign it if they’re-

Abbott Cooper:
That’s where they have to resign and they can’t be reappointed by the board.

Ron Orol:
Interesting. Okay.

Abbott Cooper:
The other thing is a lot of institutional investors have pushed companies to adopt director resignation bylaws, which it’s not the same thing as a consequential majority because the director resignation bylaw, it’s meant to eliminate the zombie aspect of the directors who don’t receive a majority vote. They have to tender their resignation to the board. The board can reject their resignation if it wants to, but at least it kind of gets you a little bit further. And certainly to the extent that if we move the ball a little bit and another shareholder comes in and says, oh yeah, by the way, we want you to adopt a director resignation bylaw, then it’s just not just us. We have other people who are starting to pay more attention to the corporate governance practices of this particular bank.

Abbott Cooper:
I think it’s just a way to continue to dance the conversation of saying, hey, it’s not just that you should sell, but it’s also we think one of the impediments to sell is less than kind of best in class corporate governance that’s allowed what we think is the success of deference to a CEO who’s got a conflict of interest. So that’s kind of the more wonky answer to that question.

Ron Orol:
No, that’s great.

Abbott Cooper:
The more practical answer is that for all these small banks, one of the appeals or if not the primary appeal for people who go on the board is not just director’s fees, which they obviously get, but it’s very prestigious in communities. It’s a stamp of you’re an important member of the business community. You may have important relationships in the business community that you can use to steer business towards us. It’s a real gold housekeeping seal of approval that you’re a leading citizen in the local business community.

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Abbott Cooper:
One of the thesis’s underpinning our strategy is that that becomes a double edged sword when somebody starts to highlight how the bank and the board aren’t necessarily responding to shareholders’ concerns and aren’t necessarily doing what’s in the best interest of shareholders and/or maximizing the value, maximizing shareholder value. So these banks, the board members are all generally from the community. It’s not like a tech company or something where maybe you got one VC who’s in Silicon Valley and one guy’s from Boston and they’re kind of spread all over the globe or the country. They are all in the community. They all know each other. People in the community know them. It’s all fine and good when the board ...

Abbott Cooper:
These small banks are huge dispensers of [inaudible 00:20:35] in communities. They sponsor all kinds of events. They give heavily to charities. They do try and have a positive impact in communities. It’s great when the bank is underwriting whatever, like the pancake breakfast and everyone’s like, hey, Mr. Director, see your bank’s sponsoring the little league team, et cetera, et cetera. It’s a totally different dynamic when someone’s like, hey Mr. Director, I’m reading the paper that you guys are screwing your shareholders or hey, I saw your shareholders didn’t even vote you back into office. What’s going on there? So I think it’s [crosstalk 00:21:17]-

Ron Orol:
That’s an embarrassment factor basically.

Abbott Cooper:
Yeah. It really makes the status quo much more uncomfortable for these directors going forward. We’re not going through their garbage and trying to dig up salacious facts. It’s merely kind of shining a light on the record of the company during their director tenure and kind of their record as board members.

Ron Orol:
It’s interesting because those kinds of situations, then the bank would get to choose, the nomination committee would choose the replacements. So it’s less intrusive, you might argue, from the bank’s point of view than a situation where the activist is nominating their own directors. We have this situation underway at First United Corp, another small bank, and tell me if I got all this correct. In a filing in October, you outlined a logical path to maximizing shareholder value and you expressed the belief that there were a number of potential buyers for the company. It was said that a recent company press presentation offered no evidence that First United can achieve anything close to a sale level value as a standalone bank. And then December, sent a letter to the company noting that you’ve nominated three director candidates, [inaudible 00:22:40], I believe, for 2020 annual meeting. And you questioned their increased share buyback authorization and said it was a move intended to block your move to have the company sell itself.

Ron Orol:
So I know that’s kind of a nutshell. It’s a condensed version of your concerns, but if you could just talk a little about that campaign and that’s actually one where you have directors, candidates yourself that you’re putting up for elections. Is that correct?

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Abbott Cooper:
Yeah. Again, there’s a lot of things in there. So just kind of stepping back a little bit. So we really focus on one thing. Like a PL, I know that they focus on governance. Some activists in the bank space, they want to get on boards. They want to work within the context of the board to be a catalyst for change. They may have multiple objectives to increase shareholder value. That’s not us. We are very simple. We identify banks where we think that there are other banks that want to buy them at a price that is well in excess of what the bank’s currently trading at and where we think that the bank on its own, not only have they kind of more or less reached the end of the runway in terms of self-help, but they also are not taking what we consider to be the obvious step, IE, find a buyer to maximize shareholder value because there’s a total misalignment of interests between board and management and those shareholders.

Abbott Cooper:
So that’s the situation that we see at First United, or as I and everybody else refers to it as Funk. We made an investment. We did a very brief withhold the vote campaign last year, which given the amount of time we spent on it, I was surprised that the impact that it had-

Ron Orol:
What percentage of chairs [inaudible 00:24:54] directors?

Abbott Cooper:
I don’t remember off the top of my head, but people can go look. It was like 15 minutes worth of my time. So anything was pretty big, it was a big success in terms of invested time.

Abbott Cooper:
We had talked to the CEO who’s also the chairman over the summer to try and make the case that hey, this is kind of what we think you trade at now. This is what we think you could get in a sale. And here are the reasons why we think you’re never going to be able to bridge that gap. And we had multiple discussions with her over the summer and it just clearly wasn’t really going anywhere. So we follow her [inaudible 00:25:45] in the beginning of September. We file a ton of stuff. We do everything very publicly, so if people want to go to the SEC website under Driver Management or First United, there’s three pages worth of filings there. So there’s lots of reading if anybody cares.

Abbott Cooper:
We’ve just tried to push forward one simple question to the company, which is why won’t you test the market and find out what you’re worth in a sale. They’ve never really responded to us about that. There’ve been some other shareholders who’ve also publicly called to them to at least test the market and find out what they’d be worth. And given what we view as sort of the entrenched as the board, we nominated three directors. So the three directors that we nominate, it’s not me, it’s not my partner. [crosstalk 00:26:48]-

Ron Orol:
So these are external directors?

Abbott Cooper:
They’re external directors.

Ron Orol:
Okay.

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Abbott Cooper:
Yeah. They’re not affiliates of us. They’re not investors in our fund. They’re just kind of people who we think have a good mix of experience and qualifications who are just going to better represent the interest of shareholders than whoever the company might nominate. We’re moving into a proxy fight. There’s been kind of the usual amount of back and forth with the company. But at this point, we’re just kind of marching ahead with what happens in a proxy fight.

Abbott Cooper:
On the share buyback, I think what we said [crosstalk 00:27:42] ... Yeah. I think our point on that was they’d authorized .... I can’t remember. I think it was ... It was a pretty big buyback authorization during the summer. And I had called up the CEO and said, hey, I don’t think this is the right idea. I don’t like this and these are the reasons why. One of which is I want you to be selling the company, which you obviously can’t be doing if you’re out in the market buying stock. Two, given your float, it’s really hard to do it in a way that’s going to move the needle. And then three, I just don’t think anybody cares. People are not focused on this stock now for capital return, so it’s just not going to move the needle in terms of stock price.

Abbott Cooper:
I don’t think that they bought back share one under that buyback and then they increased the authorization to buy back seven percent of the shares, which is pretty big portion. My point was if you really want to buy back seven percent of the shares, why not just do a self tender for seven percent? What’s the point of authorizing this buyback in what I found it to be kind of an ominous manner unless you’re actually going to do it. And if you want to do it given the volume of your stock, just do it. Just tender for seven percent of the shares and then you get them.

Ron Orol:
Okay. So I have to ask you, I received a lengthy letter from the, I guess external PR for First United yesterday, I believe, saying that they were disappointed that Driver canceled with “minimal notice and meeting. The fund manager had originally requested with the First United board.” They went on and on with all kinds of kind of aggressive language about how they wanted to meet with ... You had wanted this meeting and then you canceled it. They argue that this goes against this thesis that First United is not engaging with its shareholders. So I don’t know. Do you have any comments about that?

Abbott Cooper:
Look, I saw their letter. We put out our own letter and press release this morning.

Ron Orol:
Oh, really? [crosstalk 00:30:08].

Abbott Cooper:
Yeah. I don’t think it’s ... I can bore you with the details or you could get them on and we could go head to head on another podcast. So plugin for that. But I think that kind of the thing that people need to keep in mind and what the company should keep in mind as well is, again, we’re not going in there and saying, hey, maybe you should increase the rate of your CDs or hey, maybe you should do a branch renovation or undo a branch renovation. It’s not like we’re Nelson Peltz and we’re talking to P&G and we have all these ideas about different products and this and that.

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Abbott Cooper:
Yeah. It’s like, you guys should sell. We’re happy to talk to you about it. But it’s not a long conversation. I think in many instances, there’s sort of two contests that are going on, or two levels of campaigning. One is like a campaign where I feel like it’s to a judge or it’s a gymnastics event where you’re going to get graded by a judge and it’s like, all right, did I trap this guy where people are going to say he didn’t respond to me and I’m scoring points because of that? Or I’ve got to watch out because he’s going to make me unsympathetic to people and I’m going to lose points to that. So that’s kind of one level and some of this back and forth kind of clearly falls in that camp.

Abbott Cooper:
And then at the end of the day, this is a question for shareholders. We had put out originally a range of values for the stock, 26 to 32 bucks in a sale. It’s been trade kind of $23, $24 range. When we got involved, when we first called for public sale in March of last year, it was lower. It was in the teens. I can’t remember, $17, $18 $19, but it was lower. So I think at the end of the day, the people who are going to vote their shares are probably going to look at it in terms of what does it mean to the value of their investment.

Ron Orol:
Okay. Is there a meeting scheduled? Is there a date yet for the ...

Abbott Cooper:
No, no meeting has been scheduled. They, I think last year and traditionally they have it mid-May. And I don’t think a record date’s been set yet either. So that stuff will happen later this spring.

Ron Orol:
Okay. So we’ll be keeping an eye on it for mid-May. And I’d just like to thank you, Abbott, for taking a little time to chat with us. This has been the Activist Investing Today podcast, and you’ve been listening to Ron Orol. Thanks a lot.

Abbott Cooper:
Thank you.

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